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                            October 5, 2023

       Shuo Shi
       Chief Executive and Operations Officer
       WiMi Hologram Cloud Inc.
       Room #2002, Building A, Wentley Center
       1st West Dawang Road, Chaoyang District
       Beijing, The People   s Republic of China, 100020

                                                        Re: WiMi Hologram Cloud
Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Response dated
September 29, 2023
                                                            File No. 001-39257

       Dear Shuo Shi:

              We have reviewed your September 29, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 19, 2023 letter.

       Form 20-F for the Fiscal Year Ended September 29, 2023

       Item 18. Financial Statements
       Note 13. Goodwill, page F-50

   1. We note your response to prior comment 6. Please address the following and provide all requested information
in both USD and RMB:
                                                            Identify each of
your reporting units, including those that did not have goodwill as of
                                                            December 31, 2022.
                                                            Provide us with the
fair value and carrying value for each reporting unit, including those that did not
have goodwill. Ensure you include the fair value of the reporting unit and not the
fair value of goodwill as provided in your response.
                                                            Provide the
percentage by which the fair value for each reporting unit exceeds the carrying value.
 Shuo Shi
WiMi Hologram Cloud Inc.
October 5, 2023
Page 2
                Provide a reconciliation of the estimated fair value for your reporting units in total to
              the company   s total market capitalization as of December 31,
2022.
                Explain how you determined the December 31, 2022 market capitalization of $113,427,050 as provided in your response, or revise. In this regard, you appear to have multiplied the closing price of your ADS at December 31, 2022 times the number of outstanding Class B ordinary shares without adjusting for the fact that each ADS represents two Class B ordinary shares.

       Please contact Megan Akst at 202-551-3407 or Kathleen Collins at 202-551-3499 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameShuo Shi                                      Sincerely,
Comapany NameWiMi Hologram Cloud Inc.
                                                                Division of
Corporation Finance
October 5, 2023 Page 2                                          Office of
Technology
FirstName LastName